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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ

                         INTERDEALER QUOTATION SYSTEM

                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE

               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17

                             OR 15d-17 THEREUNDER


                               DBT Online, Inc.
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                (Exact name of issuer as specified in charter)


          5550 W. Flamingo Road, Suite B-5, Las Vegas, Nevada 89103
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                   (Address of principal executive offices)

Issuer's telephone number, including area code  (702) 257-1112
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                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

        Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security
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2. Number of shares outstanding before the change
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3. Number of shares outstanding after the change
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4. Effective date of change
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5. Method of change:

        Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)


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        Give brief description of transaction
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                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change  Patlex Holdings, Inc.
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2. Name after change    DBT Online, Inc.
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3. Effective date of charter amendment changing name  8/21/96
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4. Date of shareholder approval of change, if required
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Date February 21, 1997                      /s/ J. Henry Muetterties
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